Balanced Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Balanced Fund is closed to new investors.

Objectives:

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Strategy:

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks: The Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage and quality of the business franchise are weighed against valuation in selecting individual securities.

Fixed-Income Securities: The Fund primarily invests in a diversified portfolio of investment-grade fixed-income securities, including: U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed-income securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks and fixed-income securities.

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	June 26, 1931
Total Net Assets (as of 12/31/06)	$27.5 billion
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Ticker Symbol	DODBX
CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Balanced Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

Dodge & Cox’s Investment Policy Committee (nine members, average tenure at Dodge & Cox of 21 years) is responsible for determining the asset allocation of the Fund and managing the stock portion of the portfolio. Dodge & Cox’s Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the fixed-income portion of the Fund. The Committees work together in setting the duration of the fixed-income portfolio and in approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis – Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - See Investment Policy Committee (above).

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Investment Policy Committee (above).

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Balanced Fund	13.84%	11.20%	10.68%	11.79%	12.47%
Combined Index(a)	11.11%	7.76%	5.98%	7.88%	10.30%

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$87.08
Total Net Assets (billions)	$27.5
30-Day SEC Yield(b)	2.53%
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	20%
Fund Inception	1931

Stock Portfolio (64.2% of Fund)

Stock Characteristics	Fund
Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio(c)	15.4x
Foreign Stocks(d) (% of Fund)	11.3%

Five Largest Sectors	% of Fund
Consumer Discretionary	14.9
Information Technology	9.9
Health Care	9.7
Financials	9.5
Energy	6.1

Fixed-Income Portfolio (30.7% of Fund)

Fixed-Income Characteristics	Fund
Number of Fixed-Income Securities	310
Average Maturity	6.1 Years
Effective Duration	3.8 Years

Credit Quality (f)	% of Fund
U.S. Gov’t. & Gov’t. Related	20.0
Aaa	0.0	(g)
Aa	0.9
A	1.8
Baa	4.6
Ba	1.6
B	1.1
Caa	0.7
Average Quality	Aa

Asset Allocation

Ten Largest Stocks(e)	% of Fund
Comcast Corp. Class A	2.6
Hewlett-Packard Co.	2.4
News Corp. Class A	2.0
Pfizer, Inc.	1.8
Chevron Corp.	1.8
Time Warner, Inc.	1.8
Wachovia Corp.	1.8
McDonald’s Corp.	1.8
Wal-Mart Stores, Inc.	1.7
Sanofi-Aventis ADR (France)	1.7

Sector Diversification	% of Fund
U.S. Treasury & Government Related	6.0
Mortgage-Related Securities	14.1
Corporate	10.6

Five Largest Corporate Fixed-Income Issuers (e)	% of Fund
Ford Motor Credit Co.	0.9
Time Warner, Inc. (AOL Time Warner)	0.7
GMAC, LLC	0.7
HCA, Inc.	0.6
Xerox Corp.	0.6

(a)	The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor’s 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed-income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d)	Foreign stocks are U.S. dollar-denominated.
(e)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(f)	Credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.
(g)	Rounds to 0.0%.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Balanced Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Fixed-Income Securities

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the US Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the US government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The Fund’s balance between stocks and fixed-income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 12.32% (quarter ended June 30, 2003) and the lowest quarterly return was -8.94% (quarter ended September 30, 2002).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Strategy:

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor’s Ratings Group, Moody’s Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed-income securities rated Baa or lower by Moody’s or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed-income securities will be revised in light of Dodge & Cox’s appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

Benefits:

•	A simple way to own a broadly diversified portfolio of fixed-income securities

•	Low expenses, no sales charges, no distribution fees

Fund Facts:
Fund Inception Date	January 3, 1989
Total Net Assets (as of 12/31/06)	$12.0 billion
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Ratio	30%
Ticker Symbol	DODIX
CUSIP	256210105
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Fixed-Income Strategy Committee (nine members, average tenure at Dodge & Cox of 17 years) is responsible for the day-to-day investment management of the Income Fund. The Fixed-Income Strategy Committee works with the Investment Policy Committee (twelve members for fixed income decisions, average tenure at Dodge & Cox of 20 years) in setting the duration of the Fund and approving new types of securities and proposed investments in issues rated below A. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Fixed-Income Strategy Committee

James H. Dignan - Mr. Dignan graduated from Columbia University in 1991. He received an M.A. in Economics from New York University in 1994 and his M.B.A. from Northwestern’s J.L. Kellogg Graduate School of Management in 1996. Prior to joining Dodge & Cox in 1999, he worked in portfolio management for Fannie Mae. Mr. Dignan is a shareholder of the firm and holds the CFA® designation.

Thomas S. Dugan - Mr. Dugan graduated from Brown University in 1987 with a B.A. and received his M.B.A. from the University of California at Berkeley in 1992. Before graduate school, he worked as a fixed-income securities trader for J.P. Morgan Securities. Prior to joining Dodge & Cox in 1993, he worked in the Czech Republic as an advisor to a Czech investment fund. Mr. Dugan is a shareholder of the firm and holds the CFA designation.

Dana Morton Emery - Executive Vice President and Manager of the Fixed-Income Department. Ms. Emery received her B.A. degree from Stanford University in 1983. She joined Dodge & Cox in 1983. Ms. Emery is a Trustee of the Dodge & Cox Funds. She is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Peter C. Lambert - Mr. Lambert received his B.A. from the University of California, Santa Cruz in 1976 and his M.B.A. from the Graduate School of Management at U.C.L.A. in 1985. Mr. Lambert worked for Western Asset Management Co. for three years before joining Dodge & Cox in 1988. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Kent E. Radspinner - Mr. Radspinner received his B.S. degree from the University of Minnesota in 1988 and his M.P.P.M. from the Yale School of Management in 1996. Between degrees, he served in the U.S. Navy. He joined Dodge & Cox in 1996. He is a shareholder of the firm and holds the CFA designation.

Larissa M. Roesch - Ms. Roesch received her A.B. degree in music and mathematics from Dartmouth College in 1988 (cum laude). She received her M.B.A. from the Haas School of Business at University of California, Berkeley in 1997. Prior to graduate school, she worked for seven years in the performing arts industry. She joined Dodge & Cox in 1997. She is a shareholder of the firm and holds the CFA designation.

Robert B. Thompson - Mr. Thompson received his B.A. degree from Stanford University in 1971 and his M.B.A. from the Stanford Graduate School of Business in 1977. Between degrees he served in the U.S. Navy. From 1977 through 1990 he worked in the fixed-income department of three major securities firms. From 1990 until June of 1992 he was a principal of a small investment management firm. He joined Dodge & Cox in 1992. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

Thomas S. Dugan* - See Fixed-Income Strategy Committee (above).

Dana Morton Emery* - See Fixed-Income Strategy Committee (above).

John A. Gunn - See Fixed-Income Strategy Committee (above).

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Peter C. Lambert* - See Fixed-Income Strategy Committee (above).

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - See Fixed-Income Strategy Committee (above).

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis – Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

*	Messrs. Dugan and Lambert, and Ms. Emery are members of the Investment Policy Committee for fixed-income decisions only.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Income Fund	5.30%	3.63%	5.48%	6.52%	NA	†
LBAG Index	4.33%	3.70%	5.06%	6.24%	NA	†

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$12.57
Total Net Assets (billions)	$12.0
30-Day SEC Yield(a)	5.11%
2006 Expense Ratio	0.44%
2006 Portfolio Turnover Rate	30%
Fund Inception	1989

Portfolio Characteristics	Fund	LBAG
Number of Fixed-Income Securities	396	7,134
Average Maturity (years)	5.7	7.0
Effective Duration (years)	3.6	4.5

Five Largest Corporate Issuers (c)	% of Fund
Ford Motor Credit Co.	2.5
Time Warner, Inc. (AOL Time Warner)	2.2
GMAC, LLC	2.0
Xerox Corp.	1.8
HCA, Inc.	1.6

Credit Quality (%)(d)	Fund	LBAG
U.S. Government & Government Related	65.1	70.8
Aaa	1.1	8.1
Aa	2.5	5.0
A	5.3	8.7
Baa	13.0	7.4
Ba	4.6	0.0
B	3.3	0.0
Caa	1.6	0.0
Cash Equivalents	3.5	0.0
Average Quality	Aa	AA+

Asset Allocation

Sector Diversification (%)	Fund	LBAG
U.S. Treasury & Government Related	22.5	35.7
Mortgage-Related Securities	42.7	35.1
Asset-Backed Securities/CMBS(b)	0.7	6.1
Corporate	30.6	19.4
Non-Corporate Yankee	0.0	3.7
Cash Equivalents	3.5	0.0

Maturity Diversification (%)	Fund	LBAG
0-1 Years to Maturity	13.2	0.0
1-5	56.2	45.4
5-10	19.7	42.8
10-15	1.7	3.3
15-20	1.1	2.2
20-25	5.6	3.2
25 and Over	2.5	3.1

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not held by the Fund.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	The Fund’s credit quality ratings are from Moody’s Investor Services. If no Moody’s rating is available, the Standard & Poor’s rating is reported. If unrated, the investment manager determines a comparable rating, which is included in the portfolio breakdown. The LBAG’s credit quality ratings are from Lehman Brothers and reference Moody’s, Standard & Poor’s and Fitch ratings. In calculating average quality for the Fund, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. Lehman Brothers’ methodology assigns the same ratings to these three categories of securities. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Fund’s inception through December 31, 2006 (18.00 years) was 7.92%. The Lehman Brothers Aggregate Bond Index’s (LBAG) total return was 7.58% over the same period.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Income Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	Fixed-income securities’ prices decline due to rising interest rates.

•	A fixed-income security issuer’s financial condition deteriorates, or it fails to repay interest and principal in a timely manner.

•	Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.

•	Dodge & Cox’s opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.

•	Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund’s performance could be adversely impacted.

•	The return of principal for the fixed-income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 4.24% (quarter ended September 30, 2001) and the lowest quarterly return was -2.07% (quarter ended June 30, 2004).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund

Overview | Characteristics | Risks | Manager Biographies

Objectives:

The Fund seeks long-term growth of principal and income.

Strategy:

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of international stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	May 1, 2001
Total Net Assets (as of 12/31/06)	$30.9 billion
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The International Stock Fund is managed by the International Investment Policy Committee. The eight members of this committee have an average tenure at Dodge & Cox of 17 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

International Investment Policy Committee

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA® designation.

Mario C. DiPrisco - Mr. DiPrisco received his B.S. degree from the School of Foreign Service at Georgetown University in 1997. Prior to joining Dodge & Cox, he passed the State Department’s Foreign Service Written and Oral examinations and worked on a successful senatorial campaign. Mr. DiPrisco joined Dodge & Cox as a research assistant in 1998, and assumed international company research responsibilities in 2000. Mr. DiPrisco holds the CFA designation.

Yasha Gofman - Mr. Gofman received his B.S. degree from Princeton University (Phi Beta Kappa) in 1988 and his M.B.A. from the Stanford Graduate School of Business in 1994. Prior to entering graduate school, Mr. Gofman worked for Energy Management Associates, a division of EDS. He also spent two years as a management consultant with LEK Partnership. Mr. Gofman joined Dodge & Cox in 1995. He is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Roger G. Kuo - Mr. Kuo received his B.A. degree from Harvard College (magna cum laude) in 1993 and his M.B.A. degree in 1998 from the Harvard Business School. Prior to graduate school, he worked at Bear Stearns as a financial analyst. He joined Dodge & Cox in 1998. Mr. Kuo is a shareholder of the firm and is a CFA charterholder.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and holds the CFA designation.

Kouji Yamada - Mr. Yamada received his B.A. from the University of Chicago in 1988 and his M.B.A from the Harvard Business School in 1993. Prior to joining Dodge & Cox in 1995, he worked at JP Morgan as a securities analyst. Mr. Yamada is a shareholder of the firm and holds the CFA designation.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years		20 Years
International Stock Fund	28.00%	25.56%	20.77%	NA	†	NA	†
MSCI EAFE Index	26.35%	19.93%	14.98%	NA	†	NA	†

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$43.66
Total Net Assets (billions)	$30.9
2006 Expense Ratio	0.66%
2006 Portfolio Turnover Rate	9%
30-Day SEC Yield(a)	1.37%
Fund Inception	5/1/2001

Portfolio Characteristics	Fund	MSCI EAFE
Number of Stocks	82	1,164
Median Market Capitalization (billions)	$15	$6
Weighted Average Market Cap. (billions)	$57	$58
Price-to-Earnings Ratio(b)	13.9x	14.2x
Countries Represented	21	22
Emerging Markets	14.9%	0.0%

Ten Largest Holdings(c)	% of Fund
Sanofi-Aventis (France)	3.3
Hitachi, Ltd. (Japan)	2.5
Credit Suisse Group (Switzerland)	2.5
News Corp. Class A (United States)	2.4
Matsushita Electric Industrial Co. Ltd. (Japan)	2.4
HSBC Holdings PLC (United Kingdom)	2.3
Nokia Oyj (Finland)	2.2
Tesco PLC (United Kingdom)	2.2
Infineon Technologies AG (Germany)	2.2
Royal Bank of Scotland Group PLC (United Kingdom)	2.1

Asset Allocation

Region Diversification (%)	Fund	MSCI EAFE
Europe (excluding U.K.)	34.6	45.3
Japan	20.5	22.6
United Kingdom	15.7	23.7
Latin America	7.8	0.0
Pacific (excluding Japan)	7.3	8.4
United States	4.3	0.0
Africa	1.8	0.0
Canada	1.4	0.0
Middle East	1.1	0.0

Sector Diversification (%)	Fund	MSCI EAFE
Financials	21.5	29.9
Consumer Discretionary	14.3	11.9
Information Technology	12.3	5.6
Materials	11.9	8.4
Energy	8.6	7.2
Industrials	8.1	11.1
Consumer Staples	7.5	7.8
Health Care	6.1	7.0
Telecommunication Services	3.5	5.5
Utilities	0.7	5.6

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world’s stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2006 (5.67 years) was 16.60%. The MSCI EAFE’s total return was 9.93% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

International Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock markets in the countries in which the Fund invests go down.

•	Markets continue to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund’s share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

•	Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.

•	A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.

•	Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.

•	Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund’s returns for the fiscal years 2002 through 2006, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 22.64% (quarter ended June 30, 2003) and the lowest quarterly return was -22.77% (quarter ended September 30, 2002).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund

Overview | Characteristics | Risks | Manager Biographies

The Dodge & Cox Stock Fund is closed to new investors.

Objectives:

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Strategy:

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

Benefits:

•	A simple way to own a broadly diversified portfolio of stocks

•	Low expenses, no sales charges, no distribution fees

Fund Facts
Fund Inception Date	January 4, 1965
Total Net Assets (as of 12/31/06)	$66.2 billion
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

*	The Dodge & Cox Stock Fund is closed to new investors.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Manager Biographies

Overview | Characteristics | Risks | Manager Biographies

The Stock Fund is managed by the Investment Policy Committee. The nine members of this committee have an average tenure at Dodge & Cox of 21 years. The titles below reference positions held with Dodge & Cox, the Fund’s Investment Manager.

Investment Policy Committee

Wendell W. Birkhofer - Mr. Birkhofer received his B.A. degree from Stanford University in 1978 and his M.B.A. from the Stanford Graduate School of Business in 1987. Prior to entering the M.B.A. program, he worked for six years with Wen Birkhofer & Co., an investment broker dealer firm in Los Angeles. He joined Dodge & Cox in 1987. Mr. Birkhofer is a member of the Board of Governors of the Investment Adviser Association. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA® designation.

Bryan Cameron - Co-Director of the Research Department. Mr. Cameron received his B.A. degree in Economics from the University of California, Davis in 1980 and his M.B.A. from the Stanford Graduate School of Business in 1983. He worked for Dodge & Cox for one year before entering the M.B.A. program and rejoined the firm in 1983. Mr. Cameron is a shareholder of the firm and holds the CFA designation.

John A. Gunn - Chairman, Chief Executive Officer and Chief Investment Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is the Chairman of the Dodge & Cox Funds. Mr. Gunn is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

David C. Hoeft - Mr. Hoeft received his B.A. degree from the University of Chicago in 1989 (Phi Beta Kappa) and his M.B.A. from the Harvard Business School in 1993. Prior to entering graduate school, he worked for two years as a consultant to the energy industry. He joined Dodge & Cox in 1993. He is a shareholder of the firm and holds the CFA designation.

Kenneth E. Olivier - President. Mr. Olivier graduated from Stanford University in 1974. He received a J.D. degree from the University of California, Hastings College of Law in 1977 and his M.B.A. from the Harvard Business School in 1979. He is a President and a Trustee of the Dodge & Cox Funds. Mr. Olivier is a past president of the Security Analysts of San Francisco, a member of the American Bar Association and the California Bar Association. Mr. Olivier joined Dodge & Cox in 1979 and is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Charles F. Pohl - Co-Director of the Research Department and Director of Credit Research. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. Mr. Pohl is a shareholder of the firm and holds the CFA designation.

Gregory R. Serrurier - Mr. Serrurier received his B.S. degree in 1979 from Oregon State University and his M.B.A. from the Stanford Graduate School of Business in 1984. He joined Dodge & Cox in 1984. He is a shareholder of the firm, a Chartered Investment Counselor, and holds the CFA designation.

Diana S. Strandberg - Ms. Strandberg graduated from the University of California, Berkeley, in 1981 (Phi Beta Kappa) and received her M.B.A. from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis - Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Characteristics

Overview | Characteristics | Risks | Manager Biographies

Standardized Returns

as of December 31, 2006 (updated quarterly)

	1 Year	3 Years	5 Years	10 Years	20 Years
Stock Fund	18.54%	15.59%	12.84%	14.23%	14.81%
S&P 500 Index	15.79%	10.43%	6.18%	8.42%	11.80%

Fund Characteristics

as of December 31, 2006, unless otherwise noted (updated quarterly)

General Information
Net Asset Value Per Share	$153.46
Total Net Assets (billions)	$66.2
2006 Expense Ratio	0.52%
2006 Portfolio Turnover Rate	14%
30-Day SEC Yield(a)	1.26%
Fund Inception	1965

Portfolio Characteristics	Fund	S&P 500
Number of Stocks	85	500
Median Market Capitalization (billions)	$26	$13
Weighted Average Market Cap. (billions)	$77	$103
Price-to-Earnings Ratio(b)	15.5x	15.3x
Foreign Stocks(c) (% of Fund)	17.1%	0.0%

Ten Largest Holdings(d)	% of Fund
Comcast Corp. Class A	3.9
Hewlett-Packard Co.	3.7
News Corp. Class A	3.0
Time Warner, Inc.	2.8
Pfizer, Inc.	2.8
Wal-Mart Stores, Inc.	2.8
Chevron Corp.	2.7
Sanofi-Aventis ADR (France)	2.6
Sony Corp. ADR (Japan)	2.6
McDonald’s Corp.	2.5

Asset Allocation

Sector Diversification (%)	Fund	S&P 500
Consumer Discretionary	22.2	10.6
Information Technology	14.6	15.1
Health Care	14.5	12.0
Financials	13.9	22.3
Energy	9.0	10.0
Industrials	8.7	10.8
Materials	5.2	3.0
Consumer Staples	4.3	9.3
Telecommunication Services	2.1	3.5
Utilities	1.1	3.4

(a)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(b)	The Fund’s price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.

(c)	Foreign stocks are U.S. dollar-denominated.

(d)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor’s 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund’s most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Stock Fund Risks

Overview | Characteristics | Risks | Manager Biographies

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

•	The stock market goes down.

•	The market continues to undervalue the stocks in the Fund’s portfolio.

•	Dodge & Cox’s opinion about the intrinsic worth of a company or security is incorrect.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund’s returns from year to year over the past 10 calendar years.

The Fund’s past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

During the period shown in the bar chart, the highest quarterly return was 16.64% (quarter ended June 30, 1999) and the lowest quarterly return was -15.84% (quarter ended September 30, 2002).

The Fund’s total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. Most recent performance is published online at each month’s end. See Performance & Prices or call 800-621-3979 for current performance figures. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Fund Information

Dodge & Cox manages four no-load mutual funds using the same investment approach we use with our separate accounts. The Funds offer a simple, low-cost way to own a broadly diversified portfolio of stocks and / or fixed-income securities.

	Stock Fund	International Stock Fund	Balanced Fund	Income Fund
Availability	Closed to new investors	Open	Closed to new investors	Open

Objective	Long-term growth of principal and income.	Long-term growth of principal and income.	Regular income, conservation of principal and an opportunity for long-term growth of principal and income.	High and stable rate of current income consistent with long-term preservation of capital.

Strategy	The Fund invests primarily in a broadly diversified portfolio of common stocks.	The Fund invests primarily in a diversified portfolio of equity securities issued by non- U.S. companies.	The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed- income securities.	The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed-income securities.

Inception Date	1/4/1965	5/1/2001	6/26/1931	1/3/1989

2006 Expense Ratio	0.52%	0.66%	0.52%	0.44%

2006 Portfolio Turnover Rate	14%	9%	20%	30%

Ticker Symbol	DODGX	DODFX	DODBX	DODIX

Total Net Assets(a)	$66.2 billion	$30.9 billion	$27.5 billion	$12.0 billion

Funds’ Proxy Report (N-PX)

(a)	As of December 31, 2006.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

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Dodge & Cox Stock Fund

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox International Stock Fund

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Balanced Fund

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Income Fund

•	Portfolio Holdings dated December 31, 2006

•	Third Quarter Report dated September 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

Dodge & Cox Funds

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2007 Dodge & Cox®. All rights reserved.

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

The following portfolio data for the Dodge & Cox Balanced Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated. This portfolio data should not be relied upon as a complete listing of a Fund’s holdings (or of a Fund’s top holdings) as information on particular holdings may be withheld if it is in the Fund’s interest to do so.

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aegon NV	9,988,470	189,281,506
Akzo Nobel NV ADR	3,527,051	214,691,594
Alcoa, Inc.	2,275,650	68,292,257
American Power Conversion Corp.	3,504,720	107,209,385
Avaya, Inc.	9,335,100	130,504,698
Avon Products, Inc.	2,767,700	91,444,808
Baker Hughes, Inc.	3,202,117	239,070,055
Becton, Dickinson & Co.	1,317,900	92,450,685
BMC Software, Inc.	2,996,000	96,471,200
Bristol-Myers Squibb Co.	6,050,550	159,250,476
Capital One Financial Corp.	3,640,800	279,686,256
Cardinal Health, Inc.	6,491,400	418,240,902
Cemex SAB de CV ADR	1,700,000	57,596,000
Chevron Corp.	6,786,802	499,033,551
Chubb Corp.	3,384,224	179,059,292
Citigroup, Inc.	6,480,900	360,986,130
Comcast Corp., Class A	16,681,716	706,137,038
Computer Sciences Corp.	3,916,400	209,018,268
Compuware Corp.	6,938,700	57,799,371
ConocoPhillips	3,431,100	246,867,645
Dell, Inc.	8,057,900	202,172,711
Dow Chemical Co.	8,620,259	344,293,144
Duke Energy Corp.	3,787,200	125,772,912
EBay, Inc.	2,637,100	79,297,597
EchoStar Communications Corp.	2,345,365	89,194,231
Electronic Data Systems Corp.	10,083,700	277,805,935
Equity Office Properties Trust	3,456,000	166,475,520
Exxon Mobil Corp.	2,500,000	191,575,000
Federated Department Stores, Inc.	3,448,272	131,482,611
FedEx Corp.	3,290,250	357,386,955
FirstEnergy Corp.	1,245,100	75,079,530
Gap, Inc.	7,002,800	136,554,600
General Electric Co.	4,700,000	174,887,000
Genuine Parts Co.	2,945,750	139,716,923
Genworth Financial, Inc., Class A	2,448,000	83,746,080
GlaxoSmithKline PLC ADR	3,975,400	209,742,104
Health Management Associates, Inc.	3,900,000	82,329,000
Hewlett-Packard Co.	16,207,331	667,579,964
Hitachi, Ltd. ADR	2,690,000	167,748,400
Honda Motor Co., Ltd. ADR	2,863,300	113,214,882
International Paper Co.	2,372,900	80,915,890
Interpublic Group of Companies, Inc.	6,817,000	83,440,080
Koninklijke Philips Electronics NV	2,400,000	90,192,000
Kyocera Corp. ADR	16,700	1,584,663
Liberty Capital, Series A	683,129	66,932,980
Liberty Interactive, Series A	2,697,300	58,180,761
Loews Corp.	4,230,700	175,447,129
Masco Corp.	3,151,000	94,120,370
Matsushita Electric Industrial Co., Ltd. ADR	18,808,200	377,856,738
MBIA, Inc.	805,168	58,825,574
McDonald’s Corp.	10,869,850	481,860,450

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Motorola, Inc.	13,349,502	274,465,761
NCR Corp.	2,162,500	92,468,500
News Corp., Class A	25,007,900	537,169,692
Nike, Inc., Class B	1,007,000	99,723,210
Nortel Networks Corp.	823,630	22,015,630
Nova Chemicals Corp.	1,442,870	40,256,073
Occidental Petroleum Corp.	2,925,000	142,827,750
Pfizer, Inc.	19,436,367	503,401,905
Pitney Bowes, Inc.	2,606,650	120,401,163
Rohm and Haas Co.	2,810,700	143,682,984
Royal Dutch Shell PLC ADR	3,116,127	221,712,436
Safeco Corp.	1,410,200	88,208,010
Sanofi-Aventis ADR	9,850,000	454,774,500
Schering-Plough Corp.	5,527,150	130,661,826
Schlumberger, Ltd.	2,236,821	141,277,615
Sony Corp. ADR	10,493,600	449,440,888
Sprint Nextel Corp.	10,020,000	189,277,800
St. Paul Travelers Companies, Inc.	6,652,900	357,194,201
Sun Microsystems, Inc.	22,671,200	122,877,904
Thermo Fisher Scientific, Inc.	3,335,850	151,080,647
Thomson ADR	1,900,000	37,088,000
Time Warner, Inc.	22,784,600	496,248,588
Tyco International, Ltd.	8,265,600	251,274,240
Unilever NV	6,863,500	187,030,375
Union Pacific Corp.	4,373,700	402,467,874
UnumProvident Corp.	3,795,400	78,868,412
Vodafone Group PLC ADR	6,825,350	189,608,223
Volvo AB ADR	1,029,700	70,863,954
Wachovia Corp.	8,489,661	483,486,194
Wal-Mart Stores, Inc.	10,243,300	473,035,594
WellPoint, Inc.	3,673,000	289,028,370
Wells Fargo & Co.	3,121,900	111,014,764
Wyeth	3,366,800	171,437,456
Xerox Corp.	17,990,950	304,946,603
FIXED-INCOME SECURITIES
Arkansas Dev. Fin. Auth. GNMA Guaranteed Bonds	3,657,924	3,931,537	9.75	11/15/14
AT&T Corp.	97,500,000	120,966,105	8.00	11/15/31
BankAmerica Capital II	17,355,000	18,068,134	8.00	12/15/26
BankAmerica Capital VI	10,000,000	9,466,230	5.625	3/8/35
BankAmerica Capital XI	15,000,000	16,187,760	6.625	5/23/36
Boston Properties, Inc.	2,890,000	2,778,163	5.00	6/1/15
Boston Properties, Inc.	29,500,000	29,605,020	5.625	4/15/15
Boston Properties, Inc.	49,070,000	51,068,376	6.25	1/15/13
Burlington Northern Santa Fe Railway	14,632,839	14,336,882	4.967	4/1/23
Burlington Northern Santa Fe Railway	31,540,000	31,891,119	5.629	4/1/24
Burlington Northern Santa Fe Railway	20,600,000	20,557,789	5.342	4/1/24
Burlington Northern Santa Fe Railway	7,320,000	6,883,896	4.30	7/1/13
Burlington Northern Santa Fe Railway	1,413,117	1,646,748	8.251	1/15/21
Burlington Northern Santa Fe Railway	27,550,000	28,068,070	5.72	1/15/24
CIGNA Corp.	9,745,000	10,989,212	7.65	3/1/23
CIGNA Corp.	14,705,000	15,452,955	7.00	1/15/11
CIGNA Corp.	9,050,000	10,937,948	8.30	1/15/33
CIGNA Corp.	12,970,000	15,304,470	7.875	5/15/27
CIGNA Corp.	17,820,000	18,437,374	6.375	10/15/11
Citicorp Capital I	16,440,000	17,117,312	7.933	2/15/27
Comcast Corp.	63,050,000	61,754,764	5.30	1/15/14

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Comcast Corp.	27,500,000	28,696,855	6.50	1/15/17
Comcast Corp.	22,880,000	22,945,254	5.90	3/15/16
Comcast Corp.	26,500,000	26,537,683	5.85	11/15/15
Consolidated Rail Corp.	3,649,423	3,832,295	6.76	5/25/15
Cox Communications, Inc.	17,145,000	17,023,391	5.875	12/1/16
Cox Communications, Inc.	15,265,000	14,790,381	5.50	10/1/15
Cox Communications, Inc.	75,530,000	73,583,818	5.45	12/15/14
CSX Transportation, Inc.	5,351,000	7,149,899	9.75	6/15/20
Dept. of Veterans Affairs	1,334,278	1,382,054	7.2132	2/15/25
Dept. of Veterans Affairs	710,837	768,194	8.7925	6/15/25
Dillard’s, Inc.	10,831,000	10,749,768	7.13	8/1/18
Dillard’s, Inc.	15,486,000	14,789,130	7.00	12/1/28
Dillard’s, Inc.	8,860,000	8,992,900	7.875	1/1/23
Dillard’s, Inc.	14,000,000	14,700,000	7.85	10/1/12
Dillard’s, Inc.	6,000,000	6,007,500	6.30	2/15/08
Dillard’s, Inc.	50,000	50,000	7.75	7/15/26
Dillard’s, Inc.	550,000	550,000	7.75	5/15/27
Dow Chemical Co.	35,170,000	40,651,526	7.375	11/1/29
Dow Chemical Co.	5,800,000	5,959,245	6.00	10/1/12
Dow Chemical Co.	33,950,000	32,645,064	4.027	9/30/09
Electronic Data Systems Corp.	33,880,000	34,108,148	6.50	8/1/13
EOP Operating Limited Partnership	10,000,000	11,018,630	8.10	8/1/10
EOP Operating Limited Partnership	19,933,000	21,527,082	6.75	2/15/12
EOP Operating Limited Partnership	41,205,000	43,187,043	5.875	1/15/13
EOP Operating Limited Partnership	40,675,000	44,017,631	7.00	7/15/11
EOP Operating Limited Partnership	15,000,000	14,859,450	4.75	3/15/14
Fannie Mae	33,702	33,703	6.50	4/1/09
Fannie Mae	5,418,070	5,457,687	6.00	4/1/12
Fannie Mae	6,058,870	6,153,513	6.00	4/1/16
Fannie Mae	19,170,718	19,225,764	5.50	4/1/18
Fannie Mae	20,030,432	20,519,751	6.50	4/1/18
Fannie Mae	267,534,656	269,790,343	6.00	4/1/35
Fannie Mae	66,702	67,819	7.50	8/1/10
Fannie Mae	1,901,384	1,948,826	6.50	8/1/15
Fannie Mae	8,307,542	8,343,076	5.50	8/1/15
Fannie Mae	5,853,763	5,878,801	5.50	8/1/15
Fannie Mae	49,333,310	51,201,735	7.50	8/1/17
Fannie Mae	8,938,561	9,075,919	6.00	8/1/17
Fannie Mae	12,917,607	12,887,735	4.853	8/1/35
Fannie Mae	205,281	205,840	7.00	12/1/07
Fannie Mae	32,090,747	32,583,885	6.00	12/1/13
Fannie Mae	13,886,826	14,212,954	6.50	12/1/14
Fannie Mae	17,836,650	18,255,538	6.50	12/1/14
Fannie Mae	5,236,497	5,421,923	7.50	12/1/15
Fannie Mae	3,445,864	3,567,883	7.50	12/1/16
Fannie Mae	6,128,473	6,146,070	5.50	12/1/16
Fannie Mae	13,354,753	13,559,975	6.00	12/1/16
Fannie Mae	14,063,236	14,279,345	6.00	12/1/17
Fannie Mae	2,426,177	2,462,286	6.00	12/1/18
Fannie Mae	44,063,936	44,752,236	6.00	12/1/18
Fannie Mae	49,018,735	49,212,003	5.50	12/1/19
Fannie Mae	214,832,100	219,935,825	6.50	12/1/32
Fannie Mae	46,274,164	46,472,093	5.50	2/1/14
Fannie Mae	25,528,578	25,637,771	5.50	2/1/14
Fannie Mae	8,400,310	8,436,241	5.50	2/1/14
Fannie Mae	71,679	72,314	8.00	1/1/09

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	6,846,884	6,894,232	6.00	1/1/12
Fannie Mae	2,201,179	2,252,873	6.50	1/1/13
Fannie Mae	1,886,330	1,926,475	6.50	1/1/13
Fannie Mae	10,344,739	10,388,987	5.50	1/1/14
Fannie Mae	2,254,900	2,334,746	7.50	1/1/16
Fannie Mae	3,226,377	3,276,299	6.00	1/1/16
Fannie Mae	10,384,250	10,591,096	6.50	1/1/22
Fannie Mae	18,855,147	18,768,942	5.50	1/1/23
Fannie Mae	12,356,723	12,320,514	4.762	1/1/35
Fannie Mae	61,019,221	60,988,331	5.315	1/1/36
Fannie Mae	318,552	319,420	7.00	7/1/11
Fannie Mae	9,868,224	10,101,642	6.50	7/1/15
Fannie Mae	3,770,947	3,827,071	6.00	7/1/16
Fannie Mae	40,842,736	41,024,351	5.50	7/1/16
Fannie Mae	17,243,067	17,499,699	6.00	7/1/17
Fannie Mae	48,328,823	49,509,437	6.50	7/1/18
Fannie Mae	48,994	49,422	7.50	7/1/19
Fannie Mae	32,202,833	31,583,591	4.44	7/1/33
Fannie Mae	146,514,525	145,630,132	5.037	7/1/35
Fannie Mae	56,758,352	56,449,766	5.061	7/1/35
Fannie Mae	16,242,543	16,639,328	6.50	6/1/17
Fannie Mae	21,468,085	21,529,727	5.50	6/1/18
Fannie Mae	58,754,970	59,672,751	6.00	6/1/19
Fannie Mae	58,963,393	58,362,340	5.50	6/1/33
Fannie Mae	65,453,183	64,121,895	3.852	6/1/34
Fannie Mae	136,884,142	138,225,041	6.00	6/1/35
Fannie Mae	6,789,250	6,837,539	6.00	3/1/12
Fannie Mae	6,571,727	6,619,769	6.00	3/1/12
Fannie Mae	4,828,056	4,903,473	6.00	3/1/14
Fannie Mae	3,843,485	3,902,956	6.00	3/1/16
Fannie Mae	27,031,098	27,446,485	6.00	3/1/16
Fannie Mae	4,428,108	4,497,277	6.00	3/1/17
Fannie Mae	7,934,839	8,051,428	6.00	3/1/18
Fannie Mae	7,026,990	7,130,240	6.00	3/1/18
Fannie Mae	6,562,622	6,660,295	6.00	3/1/18
Fannie Mae	8,674,200	8,803,300	6.00	3/1/18
Fannie Mae	94,450,713	91,364,925	5.00	3/1/34
Fannie Mae	171,373,416	165,774,496	5.00	3/1/34
Fannie Mae	22,168,506	21,988,272	4.784	3/1/35
Fannie Mae	35,873,931	36,434,299	6.00	5/1/16
Fannie Mae	18,632,473	18,906,246	6.00	5/1/18
Fannie Mae	8,016,334	8,135,642	6.00	5/1/18
Fannie Mae	10,481,790	10,637,793	6.00	5/1/18
Fannie Mae	9,052,422	9,193,826	6.00	11/1/14
Fannie Mae	14,706,457	14,748,684	5.50	11/1/16
Fannie Mae	11,144,021	11,318,096	6.00	11/1/17
Fannie Mae	37,624,735	38,212,452	6.00	11/1/17
Fannie Mae	128,569,226	130,577,541	6.00	11/1/17
Fannie Mae	18,930,642	19,486,194	7.00	11/1/18
Fannie Mae	15,246,255	15,618,702	6.50	11/1/18
Fannie Mae	7,582,193	7,664,814	6.00	10/1/14
Fannie Mae	13,356,286	13,689,539	6.50	10/1/18
Fannie Mae	24,641,367	25,242,124	6.50	10/1/26
Fannie Mae	32,357	32,377	7.50	9/1/07
Fannie Mae	10,496,379	10,541,275	5.50	9/1/14
Fannie Mae	3,061,306	3,169,708	7.50	9/1/15

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	20,654,799	21,143,358	6.50	9/1/16
Fannie Mae	10,861,869	11,122,998	6.50	9/1/16
Fannie Mae	9,910	9,887	7.00	6/17/22
Fannie Mae	3,271,924	3,275,406	6.15	4/25/23
Fannie Mae	37,268,552	37,772,352	6.50	8/25/35
Fannie Mae	19,801,543	19,687,640	5.00	12/25/26
Fannie Mae	16,340	16,298	7.50	2/25/07
Fannie Mae	5,658,647	5,858,486	7.50	2/25/41
Fannie Mae	11,001,061	11,248,987	6.50	1/25/44
Fannie Mae	4,073,704	4,060,266	5.00	7/25/13
Fannie Mae	6,177,812	6,397,925	7.50	7/25/41
Fannie Mae	12,274,195	12,506,649	6.50	7/25/42
Fannie Mae	4,952,009	5,062,040	7.00	7/25/42
Fannie Mae	5,819,773	5,997,548	7.00	6/25/32
Fannie Mae	5,848,747	6,025,599	7.00	6/25/42
Fannie Mae	6,401,121	6,573,406	7.00	6/25/42
Fannie Mae	28,214,038	29,500,717	7.50	3/25/44
Fannie Mae	7,457,419	7,737,139	7.50	10/25/42
Fannie Mae	2,356,099	2,414,222	7.00	9/25/41
Fannie Mae Multifamily DUS	30,400,376	31,229,961	6.016	4/1/12
Fannie Mae Multifamily DUS	16,115,000	15,782,413	4.89	4/1/12
Fannie Mae Multifamily DUS	10,558,868	10,621,035	5.32	4/1/14
Fannie Mae Multifamily DUS	13,919,348	13,699,170	4.925	4/1/15
Fannie Mae Multifamily DUS	422,460	397,861	4.019	8/1/13
Fannie Mae Multifamily DUS	5,150,071	5,230,995	5.636	12/1/11
Fannie Mae Multifamily DUS	5,882,984	5,797,427	4.874	2/1/13
Fannie Mae Multifamily DUS	4,313,268	4,336,498	6.02	1/1/09
Fannie Mae Multifamily DUS	6,075,312	6,235,796	5.897	1/1/12
Fannie Mae Multifamily DUS	4,722,371	4,674,315	4.975	1/1/13
Fannie Mae Multifamily DUS	17,619,659	17,323,841	4.835	1/1/13
Fannie Mae Multifamily DUS	1,999,635	1,999,066	5.65	11/1/08
Fannie Mae Multifamily DUS	1,052,556	1,080,418	5.939	11/1/11
Fannie Mae Multifamily DUS	28,675,910	28,953,111	5.355	11/1/15
Fannie Mae Multifamily DUS	16,383,018	16,448,565	5.965	10/1/08
Fannie Mae Multifamily DUS	3,674,790	3,655,625	5.092	10/1/13
Federated Department Stores, Inc. (May Department Stores Co.)	5,900,000	6,398,945	7.625	8/15/13
Federated Department Stores, Inc. (May Department Stores Co.)	54,484,000	55,330,790	6.90	1/15/32
Federated Department Stores, Inc. (May Department Stores Co.)	13,025,000	12,847,482	6.70	7/15/34
Federated Department Stores, Inc. (May Department Stores Co.)	9,300,000	10,035,574	7.45	10/15/16
FedEx Corp.	5,545,032	5,939,561	6.72	1/15/22
Ford Motor Credit Co.	120,535,000	119,322,779	7.375	2/1/11
Ford Motor Credit Co.	118,160,000	115,710,780	7.25	10/25/11
Freddie Mac	13,034	13,075	8.00	2/1/08
Freddie Mac	9,724	9,783	8.25	2/1/17
Freddie Mac	29,613	30,352	8.75	5/1/10
Freddie Mac	82,628	83,164	8.00	11/1/10
Freddie Mac	109,371	109,405	7.25	4/15/07
Freddie Mac	9,396,862	9,589,604	6.50	12/15/13
Freddie Mac	7,980,651	7,954,824	5.00	3/15/26
Freddie Mac	944,436	941,802	6.50	5/15/08
Freddie Mac	1,259,297	1,276,864	6.50	5/15/21
Freddie Mac	15,895,695	15,996,229	6.00	9/15/16

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac	14,407,788	14,868,205	7.00	8/25/23
Freddie Mac	92,378,711	91,864,993	5.538	7/25/33
Freddie Mac	36,715,121	37,477,914	6.50	10/25/43
Freddie Mac	590,105	600,084	6.50	9/25/43
Freddie Mac Gold	13,565,462	13,769,085	6.00	4/1/14
Freddie Mac Gold	630,207	644,611	7.00	4/1/15
Freddie Mac Gold	6,777,810	6,936,790	6.50	4/1/33
Freddie Mac Gold	606,569	612,211	7.00	8/1/09
Freddie Mac Gold	16,737,633	16,803,893	5.50	8/1/14
Freddie Mac Gold	6,131,221	6,274,097	6.50	8/1/17
Freddie Mac Gold	3,013,156	3,083,372	6.50	8/1/17
Freddie Mac Gold	102,563,072	99,370,797	5.00	8/1/33
Freddie Mac Gold	763,562	769,516	7.00	12/1/08
Freddie Mac Gold	10,779,192	11,030,379	6.50	12/1/17
Freddie Mac Gold	67,134,862	68,526,008	6.50	12/1/26
Freddie Mac Gold	114,182,783	116,861,060	6.50	12/1/32
Freddie Mac Gold	15,710,640	15,937,776	6.00	2/1/18
Freddie Mac Gold	17,871,912	17,942,662	5.50	1/1/17
Freddie Mac Gold	70,879	74,540	8.50	1/1/23
Freddie Mac Gold	3,800,739	3,888,020	6.50	7/1/14
Freddie Mac Gold	48,933,748	49,668,254	6.00	6/1/16
Freddie Mac Gold	10,249,022	10,487,855	6.50	3/1/17
Freddie Mac Gold	10,314,891	10,555,260	6.50	3/1/18
Freddie Mac Gold	500,631	503,985	7.00	5/1/08
Freddie Mac Gold	5,831,252	5,969,639	6.50	5/1/16
Freddie Mac Gold	4,036,649	4,096,871	6.00	5/1/16
Freddie Mac Gold	20,619,021	20,917,121	6.00	5/1/17
Freddie Mac Gold	23,404,410	22,810,462	3.809	5/1/34
Freddie Mac Gold	105,418,376	103,656,638	4.844	5/1/35
Freddie Mac Gold	16,331,604	16,555,143	6.50	11/1/14
Freddie Mac Gold	7,728,019	7,911,421	6.50	11/1/17
Freddie Mac Gold	64,370,750	64,515,256	5.397	11/1/35
Freddie Mac Gold	3,862,054	3,919,080	6.00	10/1/13
Freddie Mac Gold	13,339,560	13,534,094	6.00	10/1/14
Freddie Mac Gold	33,815,189	34,322,762	6.00	10/1/16
Freddie Mac Gold	11,313,217	11,475,011	6.00	10/1/18
Freddie Mac Gold	33,848,181	33,571,030	4.801	10/1/35
Freddie Mac Gold	2,962,460	3,006,911	6.00	9/1/15
Freddie Mac Gold	5,368,451	5,493,552	6.50	9/1/18
Freddie Mac Gold	425,489	440,801	7.47	3/17/23
Freddie Mac Gold	1,473,529	1,541,313	7.75	7/25/21
Ginnie Mae	403,851	426,595	7.97	4/15/20
Ginnie Mae	322,145	338,069	7.97	8/15/20
Ginnie Mae	371,072	390,062	7.97	8/15/20
Ginnie Mae	104,414	104,406	7.50	1/15/08
Ginnie Mae	366,864	387,428	7.97	1/15/21
Ginnie Mae	505,929	534,874	7.97	5/15/20
Ginnie Mae	3,705,911	3,855,928	7.50	11/15/24
Ginnie Mae	480,811	508,489	7.97	10/15/20
Ginnie Mae	1,553,648	1,617,330	7.50	10/15/25
GMAC, LLC	173,670,000	178,132,972	6.875	9/15/11
GMAC, LLC	6,145,000	6,431,756	7.75	1/19/10
HCA, Inc.	23,798,000	23,857,495	7.875	2/1/11
HCA, Inc.	14,090,000	13,350,275	6.95	5/1/12
HCA, Inc.	11,400,000	10,431,000	6.30	10/1/12
HCA, Inc.	27,750,000	28,929,375	8.75	9/1/10

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
HCA, Inc.	47,740,000	42,249,900	6.25	2/15/13
HCA, Inc.	22,000,000	18,535,000	6.50	2/15/16
HCA, Inc.	27,400,000	24,591,500	6.75	7/15/13
HCA, Inc.	20,420,000	16,948,600	5.75	3/15/14
Hess Corp. (Amerada Hess)	26,780,000	31,260,080	7.875	10/1/29
Hewlett-Packard Co.	21,210,000	21,233,183	5.50	7/1/07
HSBC Holdings PLC	23,000,000	24,742,710	6.50	5/2/36
JPMorgan Chase (Bank One) Capital III	28,187,000	36,977,201	8.75	9/1/30
Kaupthing Bank	65,000,000	68,943,940	7.125	5/19/16
Lafarge SA	27,590,000	28,807,271	6.50	7/15/16
Liberty Media Corp.	18,875,000	18,501,803	8.25	2/1/30
Liberty Media Corp.	35,755,000	21,989,325	3.75	2/15/30
Liberty Media Corp.	32,630,000	32,808,029	8.50	7/15/29
Liberty Media Corp.	18,975,000	12,665,812	4.00	11/15/29
Lockheed Martin Corp.	18,500,000	21,344,578	7.65	5/1/16
Lockheed Martin Corp.	8,500,000	10,353,697	7.75	5/1/26
Lockheed Martin Corp.	7,000,000	7,354,473	6.15	9/1/36
Norfolk Southern Corp.	7,389,000	9,955,473	9.75	6/15/20
Norfolk Southern Corp.	13,000,000	15,119,117	7.70	5/15/17
Raytheon Co.	20,476,000	20,626,806	6.75	8/15/07
Safeco Corp.	15,131,000	14,966,692	4.875	2/1/10
Safeco Corp.	13,672,000	14,777,901	7.25	9/1/12
Small Business Administration - 504 Program	6,917,441	7,075,175	6.15	4/1/18
Small Business Administration - 504 Program	13,318,359	14,038,777	7.47	4/1/20
Small Business Administration - 504 Program	51,123,725	52,223,994	5.64	4/1/26
Small Business Administration - 504 Program	2,460,245	2,536,506	6.70	12/1/16
Small Business Administration - 504 Program	9,020,457	9,501,172	7.39	7/1/20
Small Business Administration - 504 Program	10,734,390	11,214,068	6.625	7/1/21
Small Business Administration - 504 Program	3,917,016	4,078,264	7.20	6/1/17
Small Business Administration - 504 Program	4,980,012	5,183,573	6.80	6/1/19
Small Business Administration - 504 Program	44,319,113	42,549,203	4.57	6/1/25
Small Business Administration - 504 Program	5,554,523	5,965,255	8.03	5/1/20
Small Business Administration - 504 Program	12,479,904	12,923,135	6.34	5/1/21
Small Business Administration - 504 Program	36,813,122	37,010,106	5.36	11/1/25
Small Business Administration - 504 Program	20,787,892	20,502,343	4.92	10/1/23
Small Business Administration - 504 Program	5,756,773	5,961,450	6.90	9/1/17
Small Business Administration - 504 Program	3,462,514	3,532,828	6.00	9/1/18
Small Business Administration - 504 Program	5,866,617	6,188,097	7.21	9/1/20
St. Paul Travelers Companies, Inc.	9,160,000	9,124,725	5.50	12/1/15
St. Paul Travelers Companies, Inc.	19,885,000	21,568,583	8.125	4/15/10
St. Paul Travelers Companies, Inc.	10,250,000	10,004,789	5.00	3/15/13
St. Paul Travelers Companies, Inc.	22,000,000	23,099,076	6.25	6/20/16
Time Warner, Inc. (AOL Time Warner)	79,490,000	89,688,011	7.70	5/1/32
Time Warner, Inc. (AOL Time Warner)	101,940,000	113,883,392	7.625	4/15/31
U.S. Treasury Notes	150,000,000	147,914,100	2.75	8/15/07
U.S. Treasury Notes	200,000,000	196,507,800	3.375	2/15/08
U.S. Treasury Notes	307,000,000	298,905,331	3.625	7/15/09
U.S. Treasury Notes	350,000,000	344,640,800	3.75	5/15/08
U.S. Treasury Notes	400,000,000	399,422,000	3.125	1/31/07
Union Pacific Corp.	2,935,000	2,914,035	5.375	5/1/14
Union Pacific Corp.	36,315,663	37,866,705	6.33	1/2/20
Union Pacific Corp.	36,924,000	38,032,089	5.866	7/2/30
Union Pacific Corp.	3,550,000	3,728,146	6.50	4/15/12
Union Pacific Corp.	15,720,000	16,194,665	6.125	1/15/12
Union Pacific Corp.	8,320,000	7,973,672	4.875	1/15/15
Union Planters Mortgage Finance Corp.	4,479,819	4,624,986	7.70	12/25/24

Dodge Cox Balanced Fund (146)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
UnumProvident Corp.	8,500,000	8,431,082	7.19	2/1/28
UnumProvident Corp.	15,330,000	16,316,930	7.625	3/1/11
UnumProvident Corp.	27,430,000	27,381,778	6.75	12/15/28
UnumProvident Corp.	19,470,000	20,777,936	7.375	6/15/32
UnumProvident Corp.	12,130,000	12,715,418	7.25	3/15/28
UnumProvident Corp.	10,200,000	10,604,909	6.85	11/15/15
Wellpoint, Inc.	72,210,000	70,786,380	5.25	1/15/16
Wyeth	70,724,000	71,086,885	5.50	2/1/14
Wyeth	10,665,000	10,679,440	5.50	2/15/16
Wyeth	24,500,000	24,658,515	5.50	3/15/13
Xerox Corp.	135,655,000	142,607,319	6.875	8/15/11
Xerox Corp.	18,425,000	19,346,250	7.125	6/15/10
Xerox Corp.	10,000,000	10,212,500	6.40	3/15/16
CASH EQUIVALENTS
SSgA Prime Money Market Fund	26,443,828	26,443,828
State Street Repurchase Agreement	710,539,000	710,539,000	4.40	1/2/07
U.S. Treasury Bills	100,000,000	99,597,000		2/1/07
U.S. Treasury Bills	200,000,000	199,920,177		1/4/07
U.S. Treasury Bills	50,000,000	49,373,986		4/5/07
U.S. Treasury Bills	100,000,000	99,867,917		1/11/07
U.S. Treasury Bills	100,000,000	99,775,694		1/18/07
U.S. Treasury Bills	75,000,000	74,127,281		3/29/07

Important Legal Information

•	Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•	Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed in the first and third quarter on Form N-Q.

•	The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•	Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com.Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

The following portfolio data for the Dodge & Cox Income Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated. This portfolio data should not be relied upon as a complete listing of a Fund’s holdings (or of a Fund’s top holdings) as information on particular holdings may be withheld if it is in the Fund’s interest to do so.

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
FIXED-INCOME SECURITIES
AT&T Corp.	117,190,000	145,395,055	8.00	11/15/31
BankAmerica Capital II	14,550,000	15,147,874	8.00	12/15/26
BankAmerica Capital VI	21,450,000	20,305,063	5.625	3/8/35
BankAmerica Capital XI	10,015,000	10,808,028	6.625	5/23/36
Boston Properties, Inc.	50,211,000	52,255,843	6.25	1/15/13
Boston Properties, Inc.	15,309,000	14,716,572	5.00	6/1/15
Boston Properties, Inc.	34,360,000	34,482,322	5.625	4/15/15
Burlington Northern Santa Fe Railway	47,000,000	47,523,227	5.629	4/1/24
Burlington Northern Santa Fe Railway	33,375,000	34,002,607	5.72	1/15/24
Burlington Northern Santa Fe Railway	11,075,000	11,052,306	5.342	4/1/24
Burlington Northern Santa Fe Railway	11,843,053	13,281,511	7.57	1/2/21
Burlington Northern Santa Fe Railway	1,148,158	1,337,983	8.251	1/15/21
Burlington Northern Santa Fe Railway	7,883,000	7,413,355	4.30	7/1/13
Burlington Northern Santa Fe Railway	4,335,000	4,158,210	4.875	1/15/15
CIGNA Corp.	3,547,000	3,999,870	7.65	3/1/23
CIGNA Corp.	27,615,000	32,585,424	7.875	5/15/27
CIGNA Corp.	7,375,000	8,913,521	8.30	1/15/33
CIGNA Corp.	13,565,000	14,254,970	7.00	1/15/11
CIGNA Corp.	28,755,000	29,751,217	6.375	10/15/11
Citicorp Capital I	12,000,000	12,494,388	7.933	2/15/27
Citicorp Capital II	10,300,000	10,729,356	8.015	2/15/27
Comcast Corp.	74,765,000	73,229,103	5.30	1/15/14
Comcast Corp.	24,860,000	24,895,351	5.85	11/15/15
Comcast Corp.	33,775,000	33,871,326	5.90	3/15/16
Comcast Corp.	35,795,000	37,352,870	6.50	1/15/17
Cox Communications, Inc.	104,870,000	102,167,815	5.45	12/15/14
Cox Communications, Inc.	40,090,000	39,805,642	5.875	12/1/16
CSX Transportation, Inc.	10,272,000	13,725,241	9.75	6/15/20
Dept. of Veterans Affairs	479,320	506,893	9.2925	5/15/25
Dept. of Veterans Affairs	36,228,938	37,804,198	7.50	6/15/27
Dept. of Veterans Affairs	1,263,025	1,325,988	8.183	10/15/27
Dillard’s, Inc.	21,666,000	21,666,000	7.75	7/15/26
Dillard’s, Inc.	12,803,000	12,803,000	7.75	5/15/27
Dillard’s, Inc.	24,015,000	23,834,887	7.13	8/1/18
Dillard’s, Inc.	4,985,000	5,034,850	6.625	11/15/08
Dillard’s, Inc.	28,825,000	27,527,875	7.00	12/1/28
Dow Chemical Co.	29,514,000	34,113,993	7.375	11/1/29
Dow Chemical Co.	9,875,000	10,146,128	6.00	10/1/12
Dow Chemical Co.	54,087,000	52,008,058	4.027	9/30/09
Electronic Data Systems Corp.	42,375,000	42,660,353	6.50	8/1/13
EOP Operating Limited Partnership	40,350,000	43,665,923	7.00	7/15/11
EOP Operating Limited Partnership	38,000,000	39,827,876	5.875	1/15/13
EOP Operating Limited Partnership	83,690,000	82,905,825	4.75	3/15/14
Fannie Mae	8,283,514	8,298,857	6.00	6/25/23
Fannie Mae	5,589,001	5,791,559	7.50	7/25/41
Fannie Mae	18,926,520	19,436,859	6.50	10/25/28
Fannie Mae	3,334,497	3,426,544	6.50	9/25/28
Fannie Mae	36,644	36,666	7.50	9/1/07
Fannie Mae	162,659	167,054	8.00	1/1/12
Fannie Mae	2,569,640	2,607,397	6.00	4/1/17
Fannie Mae	4,258,318	4,320,887	6.00	5/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	3,307,369	3,315,261	5.50	11/1/17
Fannie Mae	12,401,002	12,430,596	5.50	1/1/18
Fannie Mae	21,736,739	20,421,870	4.50	9/1/33
Fannie Mae	13,380,867	13,202,753	4.50	6/1/35
Fannie Mae	16,623,588	16,394,736	4.50	7/1/35
Fannie Mae	47,532	48,092	8.00	8/1/22
Fannie Mae	1,795,626	1,828,965	6.50	11/1/12
Fannie Mae	2,568,214	2,608,331	6.00	4/1/13
Fannie Mae	3,390,607	3,443,570	6.00	3/1/14
Fannie Mae	2,757,565	2,800,233	6.00	6/1/14
Fannie Mae	1,039,628	1,059,237	7.00	12/1/10
Fannie Mae	14,864	14,909	8.00	8/1/10
Fannie Mae	246,515	248,093	7.00	7/1/08
Fannie Mae	25,471,417	25,580,367	5.50	9/1/14
Fannie Mae	583,532	590,109	7.50	11/1/14
Fannie Mae	11,803,490	11,837,382	5.50	4/1/16
Fannie Mae	656,377	670,401	7.00	12/1/11
Fannie Mae	15,864,822	16,100,941	6.00	1/1/17
Fannie Mae	12,463,851	12,649,353	6.00	1/1/17
Fannie Mae	4,238,308	4,365,654	7.00	4/1/32
Fannie Mae	17,393,883	17,814,546	6.50	7/1/17
Fannie Mae	28,643,699	29,070,009	6.00	7/1/17
Fannie Mae	598,919	600,348	5.50	9/1/17
Fannie Mae	10,805,792	10,836,819	5.50	7/1/17
Fannie Mae	8,586,719	8,623,447	5.50	8/1/15
Fannie Mae	8,427,283	8,447,394	5.50	10/1/17
Fannie Mae	25,371,952	26,125,412	5.881	9/1/12
Fannie Mae	104,725,542	105,681,228	6.00	3/1/33
Fannie Mae	18,819,578	19,096,101	6.00	2/1/18
Fannie Mae	12,367,542	12,397,056	5.50	3/1/18
Fannie Mae	4,753,255	4,773,586	5.50	8/1/15
Fannie Mae	11,467,967	11,517,019	5.50	9/1/14
Fannie Mae	16,461,842	16,706,847	6.00	11/1/17
Fannie Mae	4,653,786	4,723,049	6.00	1/1/18
Fannie Mae	11,450,442	11,618,687	6.00	3/1/18
Fannie Mae	37,346,953	35,087,812	4.50	10/1/33
Fannie Mae	15,563,826	15,799,873	6.00	4/1/18
Fannie Mae	5,600,221	5,683,570	6.00	7/1/16
Fannie Mae	9,165,778	9,192,096	5.50	1/1/17
Fannie Mae	8,860,262	9,102,536	7.00	12/25/41
Fannie Mae	2,900,114	2,983,978	7.00	3/25/45
Fannie Mae	10,440,482	10,756,176	7.00	6/25/42
Fannie Mae	6,612,468	6,814,458	7.00	6/25/32
Fannie Mae	5,147,532	5,286,077	7.00	6/25/42
Fannie Mae	12,076,176	12,328,900	6.50	6/25/42
Fannie Mae	19,734,822	20,076,102	6.50	12/25/42
Fannie Mae	8,917,712	9,270,665	7.50	12/25/42
Fannie Mae	13,319,129	13,570,785	6.50	12/25/42
Fannie Mae	32,011,354	32,722,630	7.00	7/25/42
Fannie Mae	9,393,569	9,663,210	7.00	10/25/42
Fannie Mae	44,610,613	46,645,044	7.50	3/25/44
Fannie Mae	25,089,898	26,219,242	7.50	6/25/44
Fannie Mae	21,398,960	22,165,482	7.00	10/25/44
Fannie Mae	3,017,086	3,087,326	6.50	12/25/45
Fannie Mae	20,136,907	20,890,591	7.00	12/25/45
Fannie Mae	321,936	338,457	7.50	12/25/45

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	24,123,826	25,649,040	8.00	12/25/45
Fannie Mae	8,886,999	9,098,126	6.50	1/1/34
Fannie Mae	58,366,005	59,791,815	6.50	4/1/18
Fannie Mae	206,987,997	204,878,030	5.50	5/1/34
Fannie Mae	15,248,715	15,621,222	6.50	11/1/18
Fannie Mae	20,150,101	20,207,959	5.50	2/1/18
Fannie Mae	15,577,800	15,709,142	6.00	2/1/34
Fannie Mae	26,387,141	25,525,050	5.00	3/1/34
Fannie Mae	23,883,016	24,466,449	6.50	1/1/18
Fannie Mae	35,119,550	33,972,163	5.00	3/1/34
Fannie Mae	19,176,859	19,462,272	6.00	3/1/18
Fannie Mae	145,413,539	140,662,751	5.00	3/1/34
Fannie Mae	66,832,532	67,827,215	6.00	2/1/19
Fannie Mae	28,787,443	29,215,893	6.00	1/1/19
Fannie Mae	26,583,962	26,992,477	6.00	3/1/16
Fannie Mae	15,962,934	16,208,236	6.00	12/1/15
Fannie Mae	40,831,636	41,829,103	6.50	6/1/18
Fannie Mae	17,293,832	17,716,299	6.50	3/1/17
Fannie Mae	12,339,023	12,531,764	6.00	12/1/18
Fannie Mae	21,535,563	22,351,190	7.50	8/1/17
Fannie Mae	7,646,625	7,795,913	6.50	5/1/22
Fannie Mae	29,857,626	30,302,004	6.00	2/1/19
Fannie Mae	27,509,391	28,181,412	6.50	7/1/17
Fannie Mae	21,997,742	22,183,214	6.00	8/1/34
Fannie Mae	24,749,249	25,117,598	6.00	7/1/19
Fannie Mae	19,616,863	19,908,825	6.00	8/1/19
Fannie Mae	31,527,349	32,005,504	6.00	8/1/19
Fannie Mae	35,791,332	36,814,065	6.50	4/1/19
Fannie Mae	14,127,746	13,273,150	4.50	8/1/33
Fannie Mae	28,280,815	28,989,993	6.50	10/1/24
Fannie Mae	15,306,254	15,538,395	6.00	10/1/19
Fannie Mae	28,997,692	29,429,271	6.00	1/1/19
Fannie Mae	195,633,085	200,280,703	6.50	12/1/32
Fannie Mae	60,596,676	61,543,226	6.00	11/1/17
Fannie Mae	6,975,264	7,077,754	6.00	8/1/18
Fannie Mae	9,362,854	9,502,204	6.00	2/1/19
Fannie Mae	64,189,964	65,145,318	6.00	12/1/19
Fannie Mae	212,040,896	213,828,694	6.00	4/1/35
Fannie Mae	162,483,830	163,966,597	6.00	4/1/35
Fannie Mae	17,743,957	18,008,044	6.00	8/1/19
Fannie Mae	7,091,283	7,108,206	5.50	12/1/18
Fannie Mae	40,958,655	41,056,398	5.50	12/1/17
Fannie Mae	21,356,976	21,661,196	6.00	1/1/20
Fannie Mae	107,333,229	107,641,419	5.50	12/1/18
Fannie Mae	3,717,254	3,727,927	5.50	1/1/18
Fannie Mae	34,368,186	34,054,156	4.772	10/1/35
Fannie Mae	75,999,226	77,130,339	6.00	12/1/20
Fannie Mae	22,991,429	23,057,445	5.50	4/1/18
Fannie Mae	177,900,369	179,523,822	6.00	7/1/35
Fannie Mae	39,651,723	39,344,953	4.79	1/1/36
Fannie Mae	53,909,324	54,437,413	6.00	6/1/35
Fannie Mae	58,161,805	54,680,173	4.50	11/1/33
Fannie Mae	44,077,218	44,448,850	6.00	4/1/34
Fannie Mae	21,807,859	21,498,804	4.218	9/1/34
Fannie Mae	5,903,550	5,864,579	4.71	8/1/34
Fannie Mae	11,992,633	12,274,276	6.50	6/1/17

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Fannie Mae	26,002,522	25,657,506	4.607	10/1/34
Fannie Mae	68,197,861	67,409,934	4.50	1/1/35
Fannie Mae	31,308,233	31,380,492	5.048	4/1/35
Fannie Mae	18,560,694	18,421,630	4.901	10/1/35
Fannie Mae	18,884,161	18,658,216	4.753	7/1/35
Fannie Mae	20,557,663	20,347,179	4.788	7/1/35
Fannie Mae	56,035,299	55,544,057	4.813	8/1/35
Fannie Mae	21,882,158	21,597,517	4.689	8/1/35
Fannie Mae	141,033,936	140,201,809	5.041	7/1/35
Fannie Mae	25,553,601	25,430,432	5.004	9/1/35
Fannie Mae	22,145,269	22,045,637	4.888	12/1/35
Fannie Mae	46,135,822	45,594,476	4.682	1/1/36
Fannie Mae	24,253,995	24,618,371	6.00	11/1/16
Fannie Mae Multifamily DUS	221,275	236,738	7.15	10/1/15
Fannie Mae Multifamily DUS	3,404,196	3,466,299	6.374	7/1/09
Fannie Mae Multifamily DUS	22,735,088	23,478,022	6.224	5/1/11
Fannie Mae Multifamily DUS	18,302,484	18,977,378	6.259	9/1/11
Fannie Mae Multifamily DUS	26,480,426	27,340,768	6.144	10/1/11
Fannie Mae Multifamily DUS	13,217,448	13,654,274	6.088	3/1/12
Fannie Mae Multifamily DUS	28,959,026	29,749,279	6.016	4/1/12
Fannie Mae Multifamily DUS	2,546,969	2,628,281	6.056	5/1/12
Fannie Mae Multifamily DUS	3,639,456	3,696,403	5.579	12/1/12
Fannie Mae Multifamily DUS	17,242,095	16,952,616	4.835	1/1/13
Fannie Mae Multifamily DUS	19,422,879	19,101,060	4.843	2/1/13
Fannie Mae Multifamily DUS	13,590,000	13,149,949	4.75	3/1/15
Federated Department Stores, Inc. (May Department Stores Co.)	7,155,000	7,760,077	7.625	8/15/13
Federated Department Stores, Inc. (May Department Stores Co.)	20,550,000	20,156,139	6.70	9/15/28
Federated Department Stores, Inc. (May Department Stores Co.)	15,465,000	15,705,357	6.90	1/15/32
Federated Department Stores, Inc. (May Department Stores Co.)	12,360,000	12,191,546	6.70	7/15/34
FedEx Corp.	7,921,474	8,485,087	6.72	1/15/22
Ford Motor Credit Co.	30,250,000	29,700,751	5.80	1/12/09
Ford Motor Credit Co.	10,100,000	10,121,513	7.375	10/28/09
Ford Motor Credit Co.	62,765,000	62,133,772	7.375	2/1/11
Ford Motor Credit Co.	206,330,000	202,053,192	7.25	10/25/11
Freddie Mac	11,301,908	11,337,426	6.00	9/15/30
Freddie Mac	1,483,764	1,483,113	6.00	8/15/08
Freddie Mac	7,143,027	7,139,740	6.00	10/15/08
Freddie Mac	99,033	98,809	6.00	6/17/22
Freddie Mac	2,112	2,125	8.00	1/1/08
Freddie Mac	3,992	3,983	8.00	5/1/09
Freddie Mac	2,493	2,497	7.50	10/1/08
Freddie Mac	9,071,960	9,372,385	7.1073	7/25/33
Freddie Mac Gold	38,046,063	38,938,474	6.50	12/1/32
Freddie Mac Gold	25,080,777	25,885,477	7.00	4/1/31
Freddie Mac Gold	74,249	74,747	7.00	11/1/08
Freddie Mac Gold	602,150	613,951	6.50	2/1/11
Freddie Mac Gold	1,356,337	1,387,027	6.50	6/1/12
Freddie Mac Gold	30,431,717	30,483,440	5.50	11/1/18
Freddie Mac Gold	1,429,309	1,457,320	6.50	4/1/12
Freddie Mac Gold	3,501,860	3,554,424	6.00	2/1/15
Freddie Mac Gold	1,135,198	1,164,106	7.00	12/1/11
Freddie Mac Gold	12,774,095	13,077,250	6.50	5/1/16

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Freddie Mac Gold	575,133	589,779	7.00	3/1/12
Freddie Mac Gold	7,522,318	7,539,265	5.50	10/1/16
Freddie Mac Gold	1,259,768	1,277,784	6.00	12/1/13
Freddie Mac Gold	10,034,626	10,268,463	6.50	5/1/17
Freddie Mac Gold	24,225,983	24,571,442	6.00	8/1/17
Freddie Mac Gold	13,767,293	14,088,113	6.50	6/1/17
Freddie Mac Gold	5,881,660	5,965,531	6.00	6/1/17
Freddie Mac Gold	11,367,158	11,407,989	5.50	7/1/14
Freddie Mac Gold	25,424,945	25,792,526	6.00	5/1/17
Freddie Mac Gold	14,376,367	14,581,372	6.00	1/1/18
Freddie Mac Gold	3,519,319	3,601,330	6.50	12/1/17
Freddie Mac Gold	19,914,777	20,378,852	6.50	12/1/17
Freddie Mac Gold	6,195,049	6,284,614	6.00	2/1/18
Freddie Mac Gold	5,626,499	5,757,613	6.50	8/1/17
Freddie Mac Gold	7,635,959	7,818,674	6.50	9/1/18
Freddie Mac Gold	23,644,124	23,985,959	6.00	12/1/17
Freddie Mac Gold	15,442,571	15,669,549	6.00	2/1/19
Freddie Mac Gold	79,494,739	79,160,455	5.50	11/1/23
Freddie Mac Gold	49,297,432	50,318,957	6.50	12/1/26
Freddie Mac Gold	6,357,366	6,503,358	6.50	7/1/14
Freddie Mac Gold	1,154,623	1,181,138	6.50	11/1/14
Freddie Mac Gold	5,895,542	5,908,824	5.50	10/1/16
Freddie Mac Gold	15,558,443	15,265,477	4.311	8/1/34
Freddie Mac Gold	12,293,063	11,975,730	4.163	3/1/35
Freddie Mac Gold	18,756,088	18,505,489	4.691	8/1/35
Freddie Mac Gold	42,920,000	42,275,342	4.588	4/1/36
Freddie Mac Gold	103,353,102	103,371,367	5.50	10/1/20
Freddie Mac Gold	12,841,721	13,027,381	6.00	9/1/16
Freddie Mac Gold	18,093,448	17,768,275	4.142	1/1/35
Freddie Mac Gold	26,287,689	26,120,697	4.871	10/1/35
Freddie Mac Gold	21,377,636	21,089,215	4.738	8/1/35
Freddie Mac Gold	75,263,168	75,171,021	5.142	1/1/36
Freddie Mac Gold	25,197,690	25,005,662	4.889	1/1/36
Freddie Mac Gold	34,434,473	33,856,193	4.405	9/1/35
Freddie Mac Gold	1,228,333	1,246,086	6.00	4/1/13
Freddie Mac Gold	805,205	816,841	6.00	5/1/13
Freddie Mac Gold	8,095,152	8,215,514	6.00	12/1/13
Freddie Mac Gold	18,969,929	19,040,153	5.50	11/1/13
Freddie Mac Gold	4,574,840	4,643,510	6.00	4/1/14
Freddie Mac Gold	12,095,767	12,272,580	6.00	8/1/16
Freddie Mac Gold	3,203,183	3,278,264	6.50	2/1/17
Freddie Mac Gold	3,559,977	3,642,899	6.50	3/1/17
Freddie Mac Gold	2,891,941	2,966,014	6.50	7/1/21
Freddie Mac Gold	2,279,476	2,335,605	6.50	4/1/22
Freddie Mac Gold	3,017,345	3,164,260	7.90	2/17/21
Freddie Mac Gold	9,890,740	9,754,141	4.512	4/1/35
General Electric Co.	34,994,000	34,605,602	5.00	2/1/13
Ginnie Mae	476,170	498,681	7.80	8/15/20
Ginnie Mae	186,100	195,482	7.80	9/15/20
Ginnie Mae	104,313	109,537	7.80	10/15/20
Ginnie Mae	183,155	192,158	7.80	6/15/20
Ginnie Mae	199,369	209,239	7.80	7/15/20
Ginnie Mae	168,445	176,862	7.80	7/15/20
Ginnie Mae	156,328	163,460	7.80	11/15/20
Ginnie Mae	460,257	482,229	7.80	1/15/21
Ginnie Mae	191,863	201,556	7.80	1/15/21

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Ginnie Mae	2,749,314	2,868,552	7.50	5/15/25
Ginnie Mae	521,631	526,685	7.00	4/15/09
Ginnie Mae	581,389	602,178	7.50	9/15/17
Ginnie Mae	4,632,389	4,819,910	7.50	11/15/24
Ginnie Mae	2,363,397	2,441,618	7.00	5/15/28
Ginnie Mae	3,615,533	3,672,009	7.25	7/16/28
GMAC, LLC	227,980,000	233,838,630	6.875	9/15/11
GSMPS Mortgage Loan Trust, Series 2004-4 1A4	14,869,923	15,678,877	8.50	6/25/34
HCA, Inc.	54,595,000	56,915,287	8.75	9/1/10
HCA, Inc.	33,850,000	33,934,625	7.875	2/1/11
HCA, Inc.	39,655,000	35,094,675	6.25	2/15/13
HCA, Inc.	29,063,000	26,084,042	6.75	7/15/13
HCA, Inc.	28,700,000	23,821,000	5.75	3/15/14
HCA, Inc.	19,690,000	16,588,825	6.50	2/15/16
Hess Corp. (Amerada Hess)	33,870,000	39,536,180	7.875	10/1/29
Hewlett-Packard Co.	35,945,000	35,984,288	5.50	7/1/07
HSBC Holdings PLC	27,625,000	29,718,146	6.50	5/2/36
JPMorgan Chase (Bank One) Capital III	26,140,000	34,291,837	8.75	9/1/30
JPMorgan Chase Capital XVII	22,090,000	21,506,183	5.85	8/1/35
Kaupthing Bank	76,250,000	80,876,545	7.125	5/19/16
Lafarge SA	34,100,000	35,604,492	6.50	7/15/16
Liberty Media Corp.	19,985,000	20,094,038	8.50	7/15/29
Liberty Media Corp.	25,500,000	17,021,250	4.00	11/15/29
Liberty Media Corp.	57,310,000	56,176,867	8.25	2/1/30
Liberty Media Corp.	38,385,000	23,606,775	3.75	2/15/30
Lockheed Martin Corp.	15,025,000	17,335,259	7.65	5/1/16
Lockheed Martin Corp.	16,684,000	17,528,861	6.15	9/1/36
Norfolk Southern Corp.	29,475,000	34,279,690	7.70	5/15/17
Norfolk Southern Corp.	14,188,000	19,116,017	9.75	6/15/20
Raytheon Co.	6,756,000	6,805,758	6.75	8/15/07
Raytheon Co.	4,905,000	5,711,922	7.20	8/15/27
Raytheon Co.	10,150,000	10,516,374	6.55	3/15/10
Safeco Corp.	18,022,000	19,479,764	7.25	9/1/12
Safeco Corp.	15,150,000	14,985,486	4.875	2/1/10
SLM Student Loan Trust	44,107,000	44,091,571	5.3669	10/25/16
SLM Student Loan Trust	35,000,000	34,985,300	5.4116	10/25/16
Small Business Administration - 504 Program	341,426	355,420	8.25	11/1/11
Small Business Administration - 504 Program	324,950	337,747	8.10	2/1/12
Small Business Administration - 504 Program	941,879	981,116	8.20	3/1/12
Small Business Administration - 504 Program	496,482	517,700	8.20	4/1/12
Small Business Administration - 504 Program	1,081,193	1,119,651	7.60	7/1/12
Small Business Administration - 504 Program	814,842	842,257	7.40	8/1/12
Small Business Administration - 504 Program	962,256	990,595	7.05	9/1/12
Small Business Administration - 504 Program	1,368,586	1,408,799	7.00	10/1/12
Small Business Administration - 504 Program	1,343,359	1,394,594	7.55	11/1/12
Small Business Administration - 504 Program	616,057	639,141	7.45	12/1/12
Small Business Administration - 504 Program	999,776	1,029,648	7.00	2/1/13
Small Business Administration - 504 Program	3,252,039	3,326,427	6.50	3/1/13
Small Business Administration - 504 Program	1,175,808	1,207,848	6.75	4/1/13
Small Business Administration - 504 Program	3,967,766	4,065,455	6.55	5/1/13
Small Business Administration - 504 Program	1,158,670	1,189,577	6.65	6/1/13
Small Business Administration - 504 Program	2,107,839	2,153,459	6.30	12/1/13
Small Business Administration - 504 Program	2,610,553	2,672,272	6.50	1/1/14
Small Business Administration - 504 Program	753,850	781,259	7.70	4/1/14
Small Business Administration - 504 Program	2,314,683	2,420,456	7.75	5/1/14
Small Business Administration - 504 Program	1,393,604	1,454,931	7.60	6/1/14

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Small Business Administration - 504 Program	1,033,767	1,081,717	8.00	7/1/14
Small Business Administration - 504 Program	980,332	1,025,976	7.95	8/1/14
Small Business Administration - 504 Program	1,238,197	1,295,054	7.85	9/1/14
Small Business Administration - 504 Program	1,005,232	1,065,241	8.65	11/1/14
Small Business Administration - 504 Program	917,105	969,304	8.40	12/1/14
Small Business Administration - 504 Program	352,323	371,171	8.50	1/1/15
Small Business Administration - 504 Program	811,034	851,546	8.10	3/1/15
Small Business Administration - 504 Program	1,679,964	1,750,873	7.30	5/1/17
Small Business Administration - 504 Program	2,344,576	2,413,927	6.55	10/1/17
Small Business Administration - 504 Program	9,337,658	9,586,272	6.35	3/1/18
Small Business Administration - 504 Program	3,300,259	3,377,330	6.15	8/1/18
Small Business Administration - 504 Program	1,793,724	1,822,986	5.80	12/1/18
Small Business Administration - 504 Program	2,266,447	2,330,409	6.30	3/1/19
Small Business Administration - 504 Program	5,412,029	5,652,821	7.00	7/1/19
Small Business Administration - 504 Program	1,713,591	1,803,057	7.30	9/1/19
Small Business Administration - 504 Program	12,646,548	13,211,673	6.625	7/1/21
Small Business Administration - 504 Program	28,564,958	29,145,184	5.78	12/1/21
Small Business Administration - 504 Program	6,957,173	6,931,566	5.10	12/1/22
Small Business Administration - 504 Program	8,083,358	7,921,771	4.87	12/1/24
Small Business Administration - 504 Program	10,872,449	10,499,742	4.625	2/1/25
Small Business Administration - 504 Program	7,421,198	7,262,020	4.95	3/1/25
Small Business Administration - 504 Program	21,130,174	20,643,187	4.84	5/1/25
Small Business Administration - 504 Program	18,953,101	18,414,592	4.75	7/1/25
Small Business Administration - 504 Program	22,372,144	21,726,126	4.76	9/1/25
Small Business Administration - 504 Program	21,969,697	21,912,622	5.21	1/1/26
Small Business Administration - 504 Program	6,325,406	6,354,895	5.35	2/1/26
Small Business Administration - 504 Program	32,698,327	33,210,988	5.57	3/1/26
Small Business Administration - 504 Program	23,890,000	24,870,288	6.07	7/1/26
Small Business Administration - 504 Program	18,580,000	18,666,295	5.37	10/1/26
Small Business Administration - 504 Program	14,328,000	14,168,224	5.12	12/1/26
St. Paul Travelers Companies, Inc.	21,575,000	23,401,669	8.125	4/15/10
St. Paul Travelers Companies, Inc.	11,220,000	11,176,792	5.50	12/1/15
St. Paul Travelers Companies, Inc.	26,000,000	27,298,908	6.25	6/20/16
St. Paul Travelers Companies, Inc.	16,295,000	15,905,175	5.00	3/15/13
Time Warner, Inc. (AOL Time Warner)	119,983,000	134,040,328	7.625	4/15/31
Time Warner, Inc. (AOL Time Warner)	110,459,000	124,630,116	7.70	5/1/32
U.S. Treasury Notes	340,000,000	341,899,240	6.625	5/15/07
U.S. Treasury Notes	475,000,000	466,854,700	3.00	11/15/07
U.S. Treasury Notes	125,000,000	121,391,625	3.125	10/15/08
U.S. Treasury Notes	400,000,000	388,124,800	3.25	1/15/09
U.S. Treasury Notes	335,000,000	326,167,055	3.625	7/15/09
U.S. Treasury Notes	450,000,000	434,583,900	3.375	9/15/09
U.S. Treasury Notes	300,000,000	299,566,500	3.125	1/31/07
Union Pacific Corp.	12,337,000	12,956,095	6.50	4/15/12
Union Pacific Corp.	22,886,000	22,722,525	5.375	5/1/14
Union Pacific Corp.	10,564,000	10,124,263	4.875	1/15/15
Union Pacific Corp.	11,893,540	12,579,322	6.70	2/23/19
Union Pacific Corp.	7,865,770	8,369,336	6.85	1/2/19
Union Pacific Corp.	1,768,602	1,994,275	7.60	1/2/20
Union Pacific Corp.	6,186,943	5,897,641	4.698	1/2/24
Union Pacific Corp.	10,923,461	10,488,849	5.082	1/2/29
Union Pacific Corp.	52,960,000	54,549,330	5.866	7/2/30
UnumProvident Corp.	23,905,000	25,058,703	7.25	3/15/28
UnumProvident Corp.	11,640,000	11,545,623	7.19	2/1/28
UnumProvident Corp.	13,005,000	12,982,137	6.75	12/15/28
UnumProvident Corp.	11,700,000	12,164,455	6.85	11/15/15

Dodge Cox Income Fund (147)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
UnumProvident Corp.	20,786,000	22,124,182	7.625	3/1/11
UnumProvident Corp.	29,670,000	31,663,142	7.375	6/15/32
Wellpoint, Inc.	7,662,000	7,977,153	6.375	1/15/12
Wellpoint, Inc.	15,610,000	15,112,821	5.00	12/15/14
Wellpoint, Inc.	84,510,000	82,843,885	5.25	1/15/16
Wyeth	10,275,000	10,341,479	5.50	3/15/13
Wyeth	110,465,000	111,031,796	5.50	2/1/14
Wyeth	15,000,000	15,020,310	5.50	2/15/16
Xerox Corp.	28,850,000	31,158,000	9.75	1/15/09
Xerox Corp.	77,825,000	81,716,250	7.125	6/15/10
Xerox Corp.	52,550,000	55,243,187	6.875	8/15/11
Xerox Corp.	22,810,000	23,294,712	6.40	3/15/16
Xerox Corp.	17,646,000	18,859,163	7.20	4/1/16
CASH EQUIVALENTS
SSgA Prime Money Market Fund	11,843,696	11,843,696
State Street Repurchase Agreement	422,717,000	422,717,000	4.40	1/2/07

Important Legal Information

•	Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•	Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed in the first and third quarter on Form N-Q.

•	The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•	Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com. Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of December 31, 2006

The following portfolio data for the Dodge & Cox International Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated. This portfolio data should not be relied upon as a complete listing of a Fund’s holdings (or of a Fund’s top holdings) as information on particular holdings may be withheld if it is in the Fund’s interest to do so.

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aderans Co., Ltd.	Japan	3,005,100	74,619,306
Aegon NV	Netherlands	13,823,868	263,503,986
Akzo Nobel NV	Netherlands	3,936,100	240,100,193
Anadolu Efes Biracilik ve Malt Sanayii AS	Turkey	763,645	23,602,592
Arkema	France	3,400,263	174,737,988
Avon Products, Inc.	United States	4,150,000	137,116,000
BASF AG	Germany	5,360,400	522,562,349
Bayer AG	Germany	7,577,000	406,682,120
Bezeq Israeli Telecommunication Corp., Ltd.	Israel	88,500,000	143,615,658
BHP Billiton, Ltd.	Australia	3,785,078	75,590,117
Brother Industries, Ltd.	Japan	19,244,000	260,510,768
Canon, Inc.	Japan	2,222,000	125,098,945
Cemex SAB de CV ADR	Mexico	4,250,000	143,990,000
Central Japan Railway Co.	Japan	51,050	527,637,494
Centrica PLC	United Kingdom	30,061,936	208,663,298
Consorcio Ara SA de CV	Mexico	22,105,000	150,395,029
Converium Holdings AG	Switzerland	8,918,646	119,671,614
Corporacion Geo SA de CV, Series B	Mexico	42,105,400	210,858,293
Cott Corp.	Canada	3,830,800	54,818,748
Credit Suisse Group	Switzerland	10,915,000	763,646,902
DBS Group Holdings, Ltd.	Singapore	29,042,000	427,937,539
Epcos AG	Germany	5,828,100	116,554,768
Fomento Economico Mexicano SA de CV ADR	Mexico	2,714,058	314,179,354
GlaxoSmithKline PLC ADR	United Kingdom	11,717,200	618,199,472
Grupo Financiero Banorte SA	Mexico	43,834,600	171,394,382
Grupo Televisa SA de CV ADR	Mexico	17,731,720	478,933,757
Hitachi, Ltd.	Japan	123,818,000	772,009,210
Honda Motor Co., Ltd. ADR	Japan	15,230,800	602,225,832
HSBC Holdings PLC	United Kingdom	39,699,200	723,676,248
Imperial Chemical Industries PLC	United Kingdom	45,795,762	405,300,003
Infineon Technologies AG	Germany	47,027,800	663,004,281
Kasikornbank PCL Foreign	Thailand	65,756,700	115,932,123
Kasikornbank PCL NVDR	Thailand	60,787,500	105,456,453
Koninklijke Philips Electronics NV	Netherlands	7,375,000	278,139,508
Kookmin Bank ADR	South Korea	5,158,700	415,997,568
KT Corp. ADR	South Korea	14,958,400	379,195,440
Kyocera Corp.	Japan	663,300	62,537,087
Lafarge SA	France	3,321,025	494,067,718
Lanxess AG	Germany	4,092,359	229,482,013
LG.Philips LCD Co., Ltd. ADR	South Korea	20,103,200	302,955,224
Makhteshim-Agan Industries, Ltd.	Israel	29,459,809	167,183,543
Matsushita Electric Industrial Co., Ltd.	Japan	37,291,000	744,221,882
Mediceo Paltac Holdings Co., Ltd.	Japan	13,559,700	256,939,822
Mitsubishi UFJ Financial Group ADR	Japan	49,166,500	612,122,925
Nestle SA	Switzerland	1,461,000	519,173,574
News Corp., Class A	United States	34,773,192	746,928,164
Nexans SA	France	1,866,440	238,988,049
Nippon Yusen Kabushiki Kaisha	Japan	46,143,000	337,333,809
Nokia Oyj	Finland	33,512,500	684,807,015
Norsk Hydro ASA ADR	Norway	14,710,500	451,171,035
Nortel Networks Corp.	Canada	12,746,827	340,722,686
Nova Chemicals Corp.	Canada	1,587,900	44,253,955
Oce NV	Netherlands	8,018,524	131,146,335
Rinker Group, Ltd.	Australia	31,118,565	443,370,129

Dodge Cox International Stock Fund (1048)

Portfolio Holdings as of December 31, 2006

Asset Name	Country	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Royal Bank of Scotland Group PLC	United Kingdom	16,800,972	655,623,617
Royal Dutch Shell PLC ADR	United Kingdom	8,368,400	592,399,036
Sanofi-Aventis	France	10,930,500	1,009,295,100
Schlumberger, Ltd.	United States	7,083,000	447,362,280
Seiko Epson Corp.	Japan	13,406,900	326,145,754
Shinsei Bank, Ltd.	Japan	74,153,000	436,175,791
Sony Corp.	Japan	13,737,600	588,729,549
Standard Bank Group, Ltd.	South Africa	26,964,776	363,336,731
Standard Chartered PLC	United Kingdom	11,155,000	325,875,177
Standard Life PLC	United Kingdom	13,925,343	80,638,704
Sulzer AG	Switzerland	10,600	12,065,819
Swiss Life Holding	Switzerland	1,100,000	275,564,218
Swiss Reinsurance Co.	Switzerland	6,715,795	570,994,142
Tesco PLC	United Kingdom	84,365,379	668,183,382
Thomson	France	15,784,838	308,592,669
Tiger Brands, Ltd.	South Africa	7,552,043	184,137,077
TNT NV	Netherlands	10,775,249	463,413,640
Total SA	France	8,102,000	584,484,263
Toto, Ltd.	Japan	28,657,000	287,039,570
Unilever NV	Netherlands	7,451,700	203,058,825
Vodafone Group PLC ADR	United Kingdom	20,396,562	566,616,493
Volvo AB, Series B	Sweden	8,411,600	579,330,758
Wienerberger AG	Austria	1,206,362	71,660,623
Yamaha Corp.	Japan	14,851,000	314,478,552
Yara International ASA	Norway	14,268,710	324,382,481
PREFERRED STOCKS
Petroleo Brasileiro SA ADR	Brazil	4,626,000	429,107,760
Sadia SA ADR	Brazil	4,372,900	149,072,161
Ultrapar Participacoes SA ADR	Brazil	6,819,785	156,855,055
Uniao de Bancos Brasileiros SA GDR	Brazil	2,316,500	215,341,840
CASH EQUIVALENTS
SSgA Prime Money Market Fund		29,847,769	29,847,769
State Street Repurchase Agreement		1,228,507,000	1,228,507,000	4.4	1/2/07
U.S. Treasury Bills		100,000,000	99,867,917		1/11/07
U.S. Treasury Bills		100,000,000	99,775,695		1/18/07
U.S. Treasury Bills		75,000,000	74,697,750		2/1/07

Important Legal Information

•	Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•	Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed in the first and third quarter on Form N-Q.

•	The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•	Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com. Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.

Dodge Cox Stock Fund (145)

Portfolio Holdings as of December 31, 2006

The following portfolio data for the Dodge & Cox Stock Fund is made available to the public under our Policy Regarding Disclosure of Portfolio Holdings and is “as of” the date indicated. This portfolio data should not be relied upon as a complete listing of a Fund’s holdings (or of a Fund’s top holdings) as information on particular holdings may be withheld if it is in the Fund’s interest to do so.

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
COMMON STOCKS
Aegon NV	35,594,301	674,512,004
Akzo Nobel NV ADR	12,807,223	779,575,664
Alcoa, Inc.	8,360,683	250,904,097
American Power Conversion Corp.	13,409,652	410,201,255
Avaya, Inc.	31,094,924	434,707,038
Avon Products, Inc.	10,466,000	345,796,640
Baker Hughes, Inc.	11,503,300	858,836,378
Becton, Dickinson & Co.	4,210,850	295,391,128
BMC Software, Inc.	10,876,500	350,223,300
Bristol-Myers Squibb Co.	21,145,650	556,553,508
Capital One Financial Corp.	13,183,778	1,012,777,826
Cardinal Health, Inc.	24,264,150	1,563,339,184
Cemex SAB de CV ADR	6,000,000	203,280,000
Chevron Corp.	24,196,971	1,779,203,278
Chubb Corp.	11,446,600	605,639,606
Citigroup, Inc.	23,574,600	1,313,105,220
Comcast Corp., Class A	60,418,191	2,557,502,025
Computer Sciences Corp.	12,858,900	686,279,493
Compuware Corp.	19,312,600	160,873,958
ConocoPhillips	11,735,800	844,390,810
Dell, Inc.	28,739,033	721,062,338
Dow Chemical Co.	33,089,980	1,321,613,801
Duke Energy Corp.	14,083,600	467,716,356
EBay, Inc.	9,921,098	298,327,417
EchoStar Communications Corp.	8,239,670	313,354,650
Electronic Data Systems Corp.	34,711,300	956,296,315
Equity Office Properties Trust	12,381,900	596,436,123
Exxon Mobil Corp.	9,203,500	705,264,205
Federated Department Stores, Inc.	11,119,006	423,967,699
FedEx Corp.	11,756,300	1,276,969,306
FirstEnergy Corp.	4,474,700	269,824,410
Gap, Inc.	24,753,600	482,695,200
General Electric Co.	17,100,000	636,291,000
Genuine Parts Co.	8,931,300	423,611,559
Genworth Financial, Inc., Class A	8,845,000	302,587,450
GlaxoSmithKline PLC ADR	14,663,800	773,662,088
Health Management Associates, Inc.	15,303,200	323,050,552
Hewlett-Packard Co.	59,785,534	2,462,566,145
Hitachi, Ltd. ADR	10,339,800	644,789,928
Honda Motor Co., Ltd. ADR	9,050,300	357,848,862
International Paper Co.	7,673,400	261,662,940
Interpublic Group of Companies, Inc.	27,499,200	336,590,208
Koninklijke Philips Electronics NV	8,600,000	323,188,000
Kyocera Corp. ADR	61,400	5,826,246
Liberty Capital, Series A	2,396,380	234,797,313
Liberty Interactive, Series A	8,853,900	190,978,623
Loews Corp.	15,436,000	640,130,920
Masco Corp.	12,908,500	385,576,895
Matsushita Electric Industrial Co., Ltd. ADR	69,064,700	1,387,509,823
MBIA, Inc.	2,993,176	218,681,439
McDonald’s Corp.	36,733,900	1,628,413,787
Motorola, Inc.	50,722,100	1,042,846,376
NCR Corp.	7,220,300	308,740,028
News Corp., Class A	91,295,238	1,961,021,712
Nike, Inc., Class B	3,625,000	358,983,750

Dodge Cox Stock Fund (145)

Portfolio Holdings as of December 31, 2006

Asset Name	Shares/Par Value	Market Value	Coupon Rate	Maturity Date
Nortel Networks Corp.	3,182,149	85,058,843
Nova Chemicals Corp.	4,740,470	132,259,113
Occidental Petroleum Corp.	10,277,800	501,864,974
Pfizer, Inc.	71,009,345	1,839,142,035
Pitney Bowes, Inc.	9,412,850	434,779,541
Rohm and Haas Co.	9,162,100	468,366,552
Royal Dutch Shell PLC ADR	10,407,864	740,519,523
Safeco Corp.	5,545,000	346,839,750
Sanofi-Aventis ADR	37,579,000	1,735,022,430
Schering-Plough Corp.	19,939,600	471,372,144
Schlumberger, Ltd.	8,028,664	507,090,418
Sony Corp. ADR	39,417,700	1,688,260,091
Sprint Nextel Corp.	37,000,000	698,930,000
St. Paul Travelers Companies, Inc.	22,745,350	1,221,197,841
Sun Microsystems, Inc.	83,364,900	451,837,758
Thermo Fisher Scientific, Inc.	9,111,300	412,650,777
Thomson ADR	6,586,000	128,558,720
Time Warner, Inc.	86,628,400	1,886,766,552
Tyco International, Ltd.	31,065,500	944,391,200
Unilever NV	24,511,700	667,943,825
Union Pacific Corp.	15,120,650	1,391,402,213
UnumProvident Corp.	11,719,700	243,535,366
Vodafone Group PLC ADR	25,799,637	716,713,916
Volvo AB ADR	3,751,400	258,171,348
Wachovia Corp.	28,295,214	1,611,412,437
Wal-Mart Stores, Inc.	39,498,900	1,824,059,202
WellPoint, Inc.	12,780,700	1,005,713,283
Wells Fargo & Co.	12,061,000	428,889,160
Wyeth	12,139,900	618,163,708
Xerox Corp.	63,334,900	1,073,526,555
CASH EQUIVALENTS
SSgA Prime Money Market Fund	63,615,990	63,615,990
State Street Repurchase Agreement	1,883,980,000	1,883,980,000	4.4	1/2/07
U.S. Treasury Bills	225,000,000	224,910,375		1/4/07
U.S. Treasury Bills	150,000,000	149,801,875		1/11/07
U.S. Treasury Bills	150,000,000	149,663,542		1/18/07
U.S. Treasury Bills	100,000,000	99,597,000		2/1/07
U.S. Treasury Bills	225,000,000	222,381,844		3/29/07
U.S. Treasury Bills	225,000,000	222,182,937		4/5/07

Important Legal Information

•	Portfolio holdings are subject to change without notice and may not represent current or future portfolio composition. The portfolio data is “as of” the date indicated and we disclaim any responsibility to update the information.

•	Unlike the Fund’s regulatory filings, the portfolio data and its presentation in this document are not required to conform to Generally Accepted Accounting Principles (GAAP) and Securities and Exchange Commission (SEC) presentation requirements. Therefore, it differs from that provided in the complete portfolio of investments in the annual and semiannual report to shareholders filed with the SEC on Form N-CSR, and the complete portfolio of investments filed in the first and third quarter on Form N-Q.

•	The portfolio data is for information only. It does not constitute a recommendation or an offer for a particular security or fund, nor should it be taken as a solicitation or a recommendation to buy or sell securities or other investments.

•	Investors should carefully consider a fund’s investment goals, risks, charges and expenses before investing. To obtain a prospectus, which contains this and other information, call us at 1-800-621-3979 or visit our website at dodgeandcox.com. Please read the prospectus carefully before investing.

Copyright© 1998-2007. Dodge & Cox®. All rights reserved.